Exhibit 99.1

Envoy Capital Group Inc.

Annual Report 2010

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

The following section of our annual report sets forth Management’s Discussion and Analysis of the financial performance of Envoy Capital Group Inc. (“Company”, “Envoy”, “we” or “us”) for the year ended September 30, 2010 compared to the year ended September 30, 2009.  The analysis is based on our audited consolidated financial statements (the “Financial Statements”), including the accompanying notes, which are presented elsewhere in this report. The Financial Statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States.  A description of the significant differences, as applicable to the Company, is included in note 21 to the Financial Statements.

The discussion, analysis and financial review are presented in the following sections:

1.	Executive Summary
2.	Selected Annual Information
3.	Results of Operations
4.	Summary of Quarterly Results
5.	Commitments and Contractual Obligations
6.	Reconciliation to U.S. Generally Accepted Accounting Principles
7.	Liquidity and Capital Resources
8.	Related Party Transactions
9.	Critical Accounting Policies
10.	Impact of Recently Issued Financial Standards
11.	Risks and Uncertainties
12.	Evaluation of Disclosure Controls and Procedures
13.	Updated Share Information
14.	Forward Looking Statements

1.	EXECUTIVE SUMMARY

Envoy conducts its business through two reportable operating segments: the Consumer and Retail Branding Group and the Merchant Banking Group.  In addition, Envoy has a “Corporate Group” which provides certain administrative, accounting, financial, regulatory reporting and legal functions.

Corporate Overview

At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend the Company’s articles of incorporation by changing its name to Envoy Capital Group Inc. and removing the maximum number of common shares that the Company is authorized to issue.  In addition, the shareholders also voted to reduce the stated capital of the Company’s common shares by $40.3 million for the purpose of eliminating the deficit on the consolidated balance sheet of the Company as at September 30, 2006.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

On February 6, 2008 the Company initiated a Normal Course Issuer (“NCIB”) whereby the Company was authorized to purchase from time to time, if considered advisable, up to an aggregate of 903,880 common shares over the ensuing twelve month period.   In fiscal 2008, the Company repurchased and cancelled 876,621 common shares for cash consideration of $2,359,778, an average of $2.69 per share.  In fiscal 2009, the Company completed the purchases under this NCIB, repurchasing 27,259 shares for cash consideration of $59,477, or an average price of $2.18 per share.

On May 1, 2009, the Company initiated a new NCIB.  Envoy proposed to purchase from time to time over the next 12 months, if considered advisable, up to an aggregate of 682,723 common shares, being 10% of the public float.   Purchases were approved to commence on May 1, 2009 and conclude on the earlier of the date on which purchases under the NCIB have been completed and April 30, 2010.  In fiscal 2010, the Company repurchased and cancelled 530,000 common shares under this NCIB for cash consideration of $620,158.

On June 30, 2010, the Company received notice of acceptance by the Toronto Stock Exchange (the “TSX”) for its most recent NCIB.  Pursuant to the NCIB, Envoy proposes to purchase from time to time over the next 12 months, if considered advisable, up to an aggregate of 632,394 common shares, being 10% of the public float. Purchases were approved to commence on July 6, 2010 and conclude on the earlier of the date on which purchases under the NCIB have been completed and July 5, 2011.  No purchases have yet been made under this issuer bid.

On November 25, 2008, the Company established a new foreign subsidiary, Envoy Capital Group Monaco, S.A.M (“Envoy Monaco”) which will be responsible for carrying on Envoy’s existing merchant banking business.  Envoy Monaco’s investment portfolio will be comprised of securities of mostly public and some private issuers in a broad range of sectors. It will also continue to try to identify compelling investment opportunities in energy-related, technology and biotechnology businesses.

Effective September 15, 2006, Envoy sold its wholly owned subsidiary, ECGH, including Parker Williams and Watt Gilchrist Limited (“Gilchrist”), for $27.0 million cash and recorded a net gain of $5.7 million on the sale.

On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. On January 25, 2007, pursuant to this Dutch Auction tender offer, the Company announced that it would take up and pay for the shares at a purchase price of US$2.70 (CDN$3.19) per share for a total purchase price of US$24.4 million (CDN$28.7 million).  Costs relating to the offering totaled approximately $1.5 million.  On January 30, 2007, the Company took up and paid for 9,002,383 shares.  Payment for the shares was made from available cash on hand.

Based on the 2010 year-end financial statements, the Company confirms that it will be characterized as a passive foreign investment company ("PFIC") under the U.S. Internal Revenue Code for the fiscal year ended September 30, 2010, and may be a PFIC for subsequent fiscal years.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including a “qualified electing fund” or "mark-to-market" elections.  U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy's fiscal year end in order to receive the necessary financial information.

Consumer and Retail Branding Overview

The operations of the Branding segment are carried out through Envoy’s wholly owned Canadian subsidiary, Watt International Inc. (“Watt”).  Watt’s services, including brand strategy and design, retail consulting and package design, are provided to a broad range of customers in various segments of the market.  In the last few years, Watt has transformed its business model to become a more strategically driven agency better positioned to retain and service existing clients by providing innovative solutions in domestic and international markets.

Operating costs for the Branding business are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred.  General and administrative costs include business development, office costs, technology, professional services and foreign exchange.  Occupancy costs represent the costs of leasing and maintaining company premises.

Because the Branding business operates in a service business, management monitors these operating costs on a percentage of revenue basis.  Salaries and benefits tend to fluctuate in conjunction with revenues.  To avoid adding permanent overhead, management uses contract labour whenever possible to manage the business through short term periods of heavy workflow.  Occupancy costs and general and administrative expenses are not directly related to servicing clients and therefore tend not to increase or decrease in direct proportion to revenue fluctuations because a significant portion of these expenses are relatively fixed.

Merchant Banking Overview

In Fiscal 2006, Envoy’s board of directors approved the creation of a merchant banking operation focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy Capital Group was officially launched in fiscal 2007.

The Merchant Banking segment investments currently consist of a blend of professionally managed market diversified funds and direct investments in growth stage public companies.  The Merchant Bank business earnings consist of both realized and unrealized gains in the fair value of its investments, plus dividends and interest income.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

Operating costs for the Merchant Banking segment are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred.  General and administrative costs include business development, office costs, technology, professional services and foreign exchange gains and losses.  Occupancy costs represent the costs of leasing and maintaining company premises.

2.	SELECTED ANNUAL INFORMATION

	Fiscal 2010	Fiscal 2009	Fiscal 2008

Net revenue	$9.6 million	$12.3 million	$11.3 million

Net loss	(4.1) million	(10.5) million	(10.2) million

Net loss per share
Total
Basic	$(0.50)	$(1.22)	$(1.11)
Diluted	$(0.50)	$(1.22)	$(1.11)

As at:	Sep 30, 2010	Sep 30, 2009	Sep 30, 2008

Total assets	$19.6 million	$23.6 million	$36.5 million

Total long-term financial liabilities	$0.1 million	$nil	$nil

Cash dividends declared	$nil	$nil	$nil

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

3.	RESULTS OF OPERATIONS

FISCAL YEAR ENDED SEPTEMBER 30, 2010, COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2009

On a consolidated basis, the net loss for the year ended September 30, 2010 was ($4.1) million compared to a net loss of ($10.5) million for the year ended September 30, 2009. On a fully diluted per share basis the net loss for fiscal year 2010 was ($0.50) per share compared to ($1.22) in fiscal 2009.

Consumer and Retail Branding Segment

Net revenue for the Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.

Net revenue for the year ended September 30, 2010 was $8.5 million, compared to $11.7 million for the year ended September 30, 2009, a decrease of $3.2 million.  The main reason for the decrease was reduced client spending.

The geographical breakdown of net revenue is as follows:

	Net revenue for the year ended September 30 (in millions)
By customer location:	2010	% of total	2009	% of total
Canada	$5.4	64%	$4.7	40%
USA and South America	2.7	32%	4.9	42%
Middle East, Asia and Europe	0.4	8%	2.1	18%
	$8.5	100%	$11.7	100%

Net revenue from the U.S. and South American based customers declined to $2.7 million in fiscal 2010 from $4.9 million in fiscal 2009, a reduction of $2.2 million,  as many of the retail clients scaled back on spending during a year that was largely affected by the economic downturn.   Net revenue from Canadian customers increased to $5.4 million in 2010 from $4.7 million in 2009 as the Company focused on domestic customers. Net revenue from the Middle East, Asia and Europe region decreased to $0.4 million in fiscal 2010, compared to $2.1 million in fiscal 2009, primarily due to the closure of the Dubai office in late fiscal 2009.

Revenue from the Middle East, Asia and Europe region is expected to decline significantly going forward as a result of the Company’s decision to close the Dubai branch.  By the end of fiscal 2009 it became apparent that it was no longer economically viable for the Company to continue to staff and operate a branch office in Dubai and the decision was made to terminate the staff and close the office.  As the economic landscape improves both domestically and in the United States, the Company has made a conscious decision to focus on strengthening its client base in North America.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

Operating expenses, excluding depreciation and goodwill impairment, for the year ended September 30, 2010 were $8.3 million compared with $13.0 million for the year ended September 30, 2009, a decrease of $4.7 million.  Expressed as a percentage of revenue, operating expenses were 98.3% this year compared to 110.8% last year.

Management made a decision to write down the goodwill associated with the Consumer and Retail branding division to nil at the end of fiscal 2009.  The impairment testing conducted at September 30, 2009 suggested that the fair value of the unit no longer supported the carrying value of goodwill.

Salaries and benefits expenses for the current fiscal year were $6.5 million compared to $10.2 million last year, a decrease of $3.7 million or 36.9%.  The decrease in these costs was a result of the reduction in staff as management worked on bringing labour costs down in reaction to declining revenues. Salaries and benefits expense as a percent of net revenue was 76.2% for the fiscal year 2010 compared to 87.3% in the prior year.  The relative reduction in salaries and benefits is greater than the decline in net revenue for the same period mainly as a result of the impact of closing the Dubai operations.  Most staff are full-time, fixed salary personnel, thus revenue fluctuations must be seen to be more than temporary before adjusting staff levels in order to minimize hiring or termination costs.   Included in salaries and benefits for fiscal 2009 are severance costs of approximately $0.4 million.  Salaries cost are continually monitored to align costs with current and expected revenues.

General and administrative expenses were $1.0 million for the year ended September 30, 2010, compared to $1.8 million for year ended September 30, 2009, a decrease of $0.8 million.  Losses on foreign currency translation due to a weaker U.S. dollar were approximately $0.3 million in fiscal 2009 compared to almost nil in fiscal 2010.  General and administration expenses as a percent of net revenue were 12.4% for the current year compared to 15.7% last year.  The Company continues to focus on ways to reduce or eliminate discretionary expenses while balancing the need to maintain the quality of its service while investing to grow its net revenue.

Occupancy costs for the year ended September 30, 2010 were $0.8 million, compared to $0.9 million for the same period last year.  The decrease was as a result of additional charges related to closing the office in Dubai in fiscal 2009. Occupancy costs as a percent of net revenue were 9.7% this year compared to 7.8% last year.

Depreciation expense for the year ended September 30, 2010 was $0.3 million and year ended September 30, 2009 was $0.3 million.

The Consumer and Retail branding division incurred a loss of less than $0.1 million on investments in the current year as a result of impairment in the value of shares received for work performed in a prior year.

Interest expense was nil for the year ended September 30, 2010 and for the same period last year.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

Pre-tax loss from the Branding segment was ($0.1) million in fiscal 2010 compared to pre-tax loss of ($6.0) million in fiscal 2009.

Merchant Banking Segment

Investment income from Merchant Banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period.

The Merchant Banking segment experienced net investment gains of approximately $1.1 million for the year ended September 30, 2010, compared to net investment gains of $0.6 million for the year ended September 30, 2009.  The Company came into fiscal 2010 with a conservative investment portfolio allocation.  This proved to be a prudent strategy as the market turmoil, prevalent throughout fiscal 2009, continued into the new year.  The Company faced ups and downs in terms of investment performance throughout the year.  By the end of the year, markets picked up considerably as a new bull market seemed to emerge.  At that time, management made moves to employ more capital in the market, generating good returns.  Investment gains going forward will continue to be a function of general market and economic conditions as well as the success of individual securities selected for investment.  Accordingly, the income generated from such investment activity is unlikely to be consistent from year to year.

For the year ended September 30, 2010 the Company recognized gains attributable to the sale of marketable securities or adjustments to market value of $1.1 million. For the same period last year, the Company recognized gains of $0.3 million.  However, interest and dividend income for the Merchant Banking segment for the fiscal year 2010 was less than $0.1 million, compared to almost $0.3 million last year.  Interest earned in the prior period was largely attributable to cash held in short term interest bearing corporate notes or discount securities.  In 2010, more capital was invested in equities as opposed to holding cash.

For the year ended September 30, 2010, the Company generated a return of 5.3% compared to last year when the Company generated a return of 2.7% on its invested capital.

While investment returns were improved over last year, they still have plenty of room for improvement.  In general, the Company employs a relative conservative strategy, sacrificing some upside for reduced downside risk.  In a strong bull market, as we have experienced over the last several months, the Company’s portfolio will tend to underperform the overall market.  As indicators continue to point to a slow recovery, the markets are starting to catch up.  Management continues to make adjustments to the portfolio to take advantage of the momentum.  In comparison to other widely-used benchmarks the Company underperformed for the year, as the Dow Jones Industrial Average gained 11.1% over the Company’s fiscal year, while the S&P 500 and TSX gained 7.9% and 8.5%, respectively.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

Operating expenses for the Merchant Banking business are comprised largely of salaries and benefits.  Total operating expenses for the year ended September 30, 2010 were approximately $1.1 million, compared to $2.3 million for the same period last year.  Salaries and benefits expenses, which make up the bulk of the operating costs, were reduced significantly in the current year as a result of the executive restructuring undertaken by the Company in early fiscal 2010.  In addition, there were approximately $0.3 million in one-time costs in the prior year relating to start-up costs in Monaco.

Fiscal 2010 pre-tax loss from the Merchant Banking segment was less than ($0.1) million, compared to a loss of ($1.7) million last year.

Corporate

Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy.  In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, listing fees and shareholder relations.  For the year ended September 30, 2010 these expenses, excluding depreciation, totaled approximately $1.5 million, compared to approximately $1.8 million in the prior year, mainly due to lower depreciation due to leaseholds being fully amortized. Credit amounts generated by the corporate segment in the prior year relate to a recovery in excess of actual costs as a result of subleasing excess space at the Company’s corporate office.   As the Company has relocated its corporate office, there are no such credits going forward.

Income Taxes

Given the current operating loss, along with the uncertainty surrounding investment markets going forward, the Company has adjusted its valuation allowance on its future tax assets to reflect the value of the asset at nil.  As a result of the valuation allowance, the current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.  Income tax expense for the year was nil.

Net loss

Net loss for the year ended September 30, 2010 was ($4.1) million, compared to a loss of ($10.5) million for the year ended September 30, 2009.  On a per share basis the net loss in the current year was ($0.50) per share compared to ($1.22) last year.

The earnings per share calculations are based on basic and fully diluted weighted average shares outstanding of 8,233,519 this year compared to 8,558,466 last year.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

THREE MONTHS ENDED SEPTEMBER 30, 2010, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2009

On a consolidated basis, the net income for the fourth quarter of fiscal 2010 was $0.4 million, compared to a net loss of ($6.4) million for the fourth quarter of fiscal 2009.  Excluding the impact of goodwill impairment and valuation allowances related to future tax assets, the net loss for the fourth quarter of fiscal 2009 was ($1.0) million.

Consumer and Retail Branding Segment

Net revenue for the Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.

Net revenue for the three months ended September 30, 2010 was $2.3 million, compared to $1.6 million for the three months ended September 30, 2009, an increase of $0.7 million, or 41.8%.  The principal reason for the increase in net revenue from last year to this year was increased client spending.

The breakdown of net revenue is as follows:

	Net revenue for the three months ended September 30 (in millions)
By customer location:	2010	% of total	2009	% of total
Canada	$1.6	70%	$0.5	33%
USA and South America	0.7	30%	0.8	50%
Middle East, Asia and Europe	-	-	0.3	17%
	$2.3	100%	$1.6	100%

Net revenue from Canadian customers increased by approximately $1.1 million for the fourth quarter of fiscal 2010 as compared to the same period last year, while net revenue from the U.S. and South America based customers decreased by $0.1 million.  Net revenue from the Middle East and Asia region decreased to almost nil as a result of the Dubai office closure, compared to $0.3 million in the same period last year.  As discussed in the full year results, the Company made the decision to close the Dubai branch in the fourth quarter of fiscal 2009.  As a result, revenue from the Middle East and Asia region will likely be minimal for the foreseeable future.

Operating expenses, excluding depreciation and goodwill impairment, for the fourth quarter of 2010 were $2.1 million, compared to $2.3 million in the fourth quarter of fiscal 2009, mainly due to reduced labour costs.  Expressed as a percentage of revenue, operating expenses were 93.5% this year compared to 146.7% last year.

Salaries and benefits expenses for the fourth quarter of 2010 were $1.7 million compared to $1.8 million for the fourth quarter last year, a decrease of $0.1 million or 5.8%.  Salaries and benefits levels decreased as a result of staff reductions related to the closure of the Dubai office.  Salaries and benefits expense as a percent of net revenue was 74.1% for this year’s fourth quarter compared to 111.4% for the same period last year.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

General and administrative expenses were $0.2 million in the current quarter compared to $0.3 million in the same period last year. General and administrative expenses as a percent of net revenue were 10.9% for this year’s fourth quarter compared to 19.2% in the same period last year.

Occupancy costs for the most current quarter were $0.2 million compared to $0.3 million in the fourth quarter of fiscal 2009.  Occupancy costs as a percent of net revenue were 8.6% in the fourth quarter of fiscal 2010 compared to 16.0% in the same period last year.

Depreciation expense for the three months ended September 30, 2010 and three months ended September 30, 2009 was $0.1 million.

There was a no interest income or expense for the three months ended September 30, 2010 or for the same period last year.

Pre-tax income from the Branding segment was $0.1 million in the fourth quarter of fiscal 2010 compared to a pre-tax loss of ($5.2) million in the fourth quarter of fiscal 2009.  Excluding goodwill impairment, pre-tax losses from the Branding segment were ($0.8) million for the fourth quarter of fiscal 2009.

Merchant Banking Segment

For the fourth quarter ended September 30, 2010 the Merchant Banking segment generated net investment gains of $0.9 million, compared to investment gains of $0.8 million in the same period last year.  As financial markets improved considerably in the fourth quarter of fiscal 2010, the Merchant Banking segment was able to generate decent returns on its invested assets.  The Company continues to maintain an overall relatively conservative strategy; however, there seems to be consensus that the global economy will avoid a “double-dip” recession.  As such, the Company made some strategic moves in terms of its investments in order to take advantage of the momentum in the market.  The Company will continue to employ a blended strategy of long positions and related derivatives in an attempt to maximize returns while limiting downside risk.

Operating expenses for the Merchant Banking business were comprised largely of salaries and benefits.  Total operating expenses for the quarter were approximately $0.2 million, compared to $0.5 million for the same period last year.

During the fourth quarter of fiscal 2010 pre-tax income from the Merchant Banking business totaled approximately $0.7 million, compared to pre-tax income of $0.3 million in the same period last year.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

Corporate

Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy.  In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, listing fees and shareholder relations.  During the current quarter these expenses totaled $0.3 million compared to approximately $0.5 million in the same period last year, due mainly to lower labour costs as a result of the restructuring during fiscal 2010.

Income Taxes

The income tax expense for the period was nil.  The reason for the disparity from the substantively enacted tax rate of 31% was an adjustment to the value of the future tax asset based on the Company’s results for the fourth quarter along with the overall volatility in the market and economic uncertainty at year end.  The current value of the future tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.

Net loss

Net income for the three months ended September 30, 2010 was $0.4 million, compared to a loss of ($6.4) million for the three months ended September 30, 2009.  On a per share basis the net earnings in the current quarter were $0.05 per share compared to a net loss of ($0.74) last year. The earnings per share calculations are based on basic and fully diluted weighted average shares outstanding of 8,028,377 for the current quarter compared to 8,558,377 in the same period last year.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

4.	SUMMARY OF QUARTERLY RESULTS

	Q4 2010	Q3 2010	Q2 2010	Q1 2010

Net revenue	$3.2 million	$1.4 million	$3.5 million	$1.5 million

Net earnings (loss)	$0.42 million	($1.44) million	$0.89 million	($4.01) million

Net earnings (loss) per share:
Basic	$0.05	$(0.18)	$0.15	$(0.47)
Diluted	$0.05	$(0.18)	$0.15	$(0.47)

	Q4 2009	Q3 2009	Q2 2009	Q1 2009

Net revenue	$2.4 million	$2.9 million	$3.3 million	$3.7 million

Net loss	($6.38) million	($1.81) million	($1.24) million	($1.04) million

Net loss per share:
Basic	$(0.74)	$(0.21)	$(0.15)	$(0.12)
Diluted	$(0.74)	$(0.21)	$(0.15)	$(0.12)

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

5.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2010:

	Total	Due in year 1	Due in year 2	Due in year 3

Operating leases	$928,113	$590,054	$335,337	$2,722
Capital leases	113,827	35,864	35,864	42,099
Total contractual cash obligations	$1,041,940	$625,918	$371,201	$44,821

6.	RECONCILIATION TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Summary of material adjustments to net loss for the years ended September 30, 2010, 2009 and 2008 required to conform to US GAAP.  Detailed information can be found in note 21 to the Financial Statements.

	2010	2009	2008

Net loss based on
Canadian GAAP	$(4,142,492)	$(10,475,810)	$(10,158,145)
Cash held in escrow	-	-	2,803,549
Capitalized incorporation costs	-	-	66,339
Fair value adjustment on restricted securities	(137,465)	(283,411)	1,619,615
Net loss based on
US GAAP	$(4,279,957)	$(10,759,221)	$(5,668,642)

	2010	2009	2008
Net loss from continuing operations	$(4,279,957)	$(10,759,221)	$(8,472,191)
Net earnings from discontinued operations	$-	$-	$2,803,549

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

The following table sets forth the computation of basic and diluted net loss per share:

	2010	2009	2008

Net loss per share:
Basic	$(0.52)	$(1.26)	$(0.62)
Diluted	(0.52)	(1.26)	(0.62)
Net loss per share from continuing operations:
Basic	$(0.52)	$(1.26)	$(0.93)
Diluted	(0.52)	(1.26)	(0.93)
Net earnings per share from discontinued operations:
Basic	$-	$-	$0.31
Diluted	-	-	0.31

The calculation of diluted (loss) earnings per share used income from continuing operations as the “control number” in determining whether potential common shares are dilutive or antidilutive.  Since the Company experienced a loss in fiscal 2010, 2009 and 2008 from continuing operations, all potential common shares outstanding from dilutive securities are considered antidilutive and are excluded from the calculation of diluted loss per share for that year.

The following adjustments are required in order to conform total assets based on Canadian GAAP to total assets based on US GAAP:

	2010	2009

Total assets based on Canadian GAAP	$19,569,533	$23,595,204
Fair value adjustment on restricted securities	51,239	188,704
Total assets based on US GAAP	$19,620,792	$23,783,908

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on US GAAP:

	2010	2009

Shareholders’ equity based on Canadian GAAP	$16,861,384	$21,624,034
Fair value adjustment on restricted securities (f)	51,239	188,704
Total Envoy shareholders’ equity based on US GAAP	16,912,623	21,812,738
Non-controlling interest	7,242	12,408
Total equity based on US GAAP	$16,919,865	$21,825,146

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

7.	LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2010, Envoy had working capital of $15.2 million, compared to September 30, 2009, when it had a working capital of $19.5 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $6.7 million at September 30, 2010 and $5.1 million at September 30, 2009.   The principal reasons for the increase was an effort towards the end of the year to become more invested as the market showed strong signs of a recovery.

Approximately $5.5 million in cash was used by operations during the year ended September 30, 2010, compared to $9.2 million generated by operations for the year ended September 30, 2009.  The main use of cash during the current year was the funding of operating losses, including significant restructuring costs during the year.  Conversely, fiscal 2009 cash was generated mainly from collections of accounts receivable and the sale of investments held for trading.

In prior years, the Company has used significant working capital to repurchase shares of the Company pursuant to the normal course issuer bid.   In fiscal 2010, the Company used approximately $0.6 million of cash for this purpose.  Purchases under the issuer bid were only $0.1 million in fiscal 2009.

The Company drew funds against its operating line of credit in fiscal 2010 to partially fund restructuring costs, rather than liquidate investments.  The revolving credit facility is available up to a maximum of $1.0 million.  At September 30, 2010, borrowings under the credit facility were $780,000.
Despite the current economic conditions, the Company has access to significant liquid capital resources and is not exposed to any investments with distressed credit.

8.	TRANSACTIONS WITH RELATED PARTIES

At September 30, 2010 Envoy owned an approximate 21% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company.  Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.

During fiscal 2009, the Company paid $7,500 (2008 - $215,000) for legal services to a director of the Company.  In November 2008, this director became an employee of the Company.

In November, 2008, the company established a new subsidiary in the principality of Monaco, Envoy Capital Group Monaco, S.A.M (“Envoy Monaco”).  As part of the local requirements of incorporation, the two directors of Envoy Monaco, who are residents of Monaco, acquired a 0.1% share interest in Envoy Monaco (total of 0.2%) at a cost of 5,000 Euros each.

These transactions were recorded at the exchange amount, being the amount agreed to by the related parties, as the transactions were considered to be in the ordinary course of business.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

9.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements.  Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles.  Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 21 to the Financial Statements.

Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy.  As well, management must take appropriate estimates at the time the Financial Statements are prepared.

Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.

Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired.  Goodwill is carried at cost, less impairment losses if any.

The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill.  To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill.  When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.

When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination.    An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value.  It is not reversed in the event that the fair value subsequently increases.

Future Income Taxes

The Company accounts for future income taxes using the asset and liability method.  Under this method, future income taxes are recognized at the enacted or substantively enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items.  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the benefits from those future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

Revenue Recognition – Branding segment

The Company presents as net revenue its net commission and fee income earned as compensation for its services.  Further, the balance sheet reflects the following:

(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled revenue (included in accounts receivable) representing fees earned but not yet billed as well as well as reimbursable pass-through costs; and

(iii)	work in process (included in accounts receivable) represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.

Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The third party charges are for actual costs related to outsourced goods and services for specific projects.

The Company recognizes net revenue and profits for Consumer and Retail Branding on the completed contract basis, and accordingly revenue and profit are recognized only when the contract or contract milestone is substantially complete.  Anticipated losses are provided for when the estimate of total costs on a contract indicates a loss.

Net revenue for the Consumer and Retail Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.  In circumstances where the Company retains subcontractors, such as architects or engineers, to perform services as an agent to the Company, the revenue for such services is included in net revenue and the cost of the subcontractor’s services is included in salaries and benefits expense or general and administrative expenses, as appropriate.

Revenue Recognition – Merchant banking segment

Securities transactions are recorded on a trade-date basis.  Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Financial Instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below.  Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments.  The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables.  The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

HFT financial assets are financial assets typically acquired for resale prior to maturity.  They are measured at fair value at the balance sheet date.  Interest and dividends earned, gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in net revenue for the period.

HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity.  These financial assets are measured at amortized cost.

AFS financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM investments or HFT.  AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income (OCI) until realized when the cumulative gain or loss is recognized in net income.

Loans and receivables are accounted for at amortized cost using the effective interest method.
At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii) Privately-held investments:

Securities in privately-held companies designated as HFT or AFS are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties.  Such evidence might include significant subsequent equity financing by an unrelated professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

Recent accounting pronouncements

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted. This new standard is expected to only have an impact on the financial statements for any future acquisitions that will be made in periods subsequent to the of date adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section. This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards become effective January 1, 2011, and early adoption is permitted. The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011. The Company thus will apply IFRS in fiscal 2012. The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending September 30, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at October 1, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been determined at this time. The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.

The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation. The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS. This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements. In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

As at September 30, 2010, the Company has completed phases one and two of its transition plan and have identified the areas that potentially have significant impact on the Company’s financial reports: accounts receivable and net revenue from the consumer and retail branding business. At this time, the Company has not determined the full financial impact of the transition to IFRS. In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure. The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS. The Company will commence phase three of its transition plan during fiscal 2011.

10.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2007, the FASB issued a standard regarding business combinations. This standard establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This standard was effective for fiscal years beginning after December 15, 2008 and, as such, the Company adopted this standard in fiscal 2010. The adoption of this standard has had no effect on the Company’s consolidated financial statements and will only impact any future acquisitions,

In December 2007, the FASB issued a standard on the accounting for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. The standard clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company’s equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.  This standard was effective for fiscal years beginning after December 15, 2008.  The Company adopted this standard in fiscal 2010.

In April 2009, FASB issued changes regarding interim disclosures about fair value of financial instruments.  The changes enhance consistency in financial reporting by increasing the frequency of fair value disclosures from annually to quarterly.  The changes require disclosures on a quarterly basis of qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. The disclosure requirements were effective beginning with the first interim reporting period ending after June 15, 2009. The adoption of these changes did not have a material impact on the Company’s consolidated financial statements.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

In June 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification”). The Codification became the single source for all authoritative accounting principles recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and did not have an effect on the Company’s financial position, results of operations or liquidity.

In June 2009, the FASB issued a standard which will be effective for all variable interest entities and relationships with variable interest entities existing as of January 1, 2010.  This standard amends previous guidance to require an enterprise to determine whether its variable interest or interest give it a controlling financial interest in a variable interest entity.  The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.  This standard also amends previous guidance to require ongoing reassessments of whether and enterprise is the primary beneficiary of a variable interest entity.  The adoption of this standard did not have any impact on the Company’s consolidated financial statements as there are no relationships with variable interest entities.

In September 2009, the FASB revised the authoritative guidance for revenue recognition for arrangements with multiple deliverables. The new guidance modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. In allocating transaction consideration among the deliverables, the guidance also introduced the concept of using management's best estimate of a stand along selling price as an alternate basis for allocation. The guidance is effective in fiscal years beginning on or after June 15, 2010, and our company is required to adopt this guidance in its first quarter of fiscal 2011. The adoption of these changes is not expected to have a material impact on the Company’s consolidated financial statements

In December 2009, the FASB issued ASU 2009-16, Accounting for Transfers of Financial Assets (Statement of Financial Accounting Standards No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140).  ASU 2009-16 modifies certain guidance contained in FASB ASC 860, Transfers and Servicing. This standard eliminates the concept of qualifying special purpose entities (QSPEs) and provides additional criteria transferors must use to evaluate transfers of financial assets. To determine if a transfer is to be accounted for as a sale, the transferor must assess whether it and all of the entities included in its consolidated financial statements have surrendered control of the assets. A transferor must consider all arrangements or agreements made or contemplated at the time of transfer before reaching a conclusion on whether control has been relinquished. The guidance also addresses situations in which a portion of a financial asset is transferred. In such instances the transfer can only be accounted for as a sale when the transferred portion is considered to be a participating interest. The guidance also requires that any assets or liabilities retained from a transfer accounted for as a sale be initially recognized at fair value. This standard became effective for the Company as of October 1, 2010, with adoption applied prospectively for transfers that occur on and after the effective date. Adoption of this standard did not have a significant impact on the consolidated financial statements of the Company.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) Fair Value Measurements and Disclosures (ASU 2010-06), to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Certain provisions of this update will be effective for us in the first quarter of fiscal 2011 and we are currently evaluating the impact of the pending adoption of this standards update on the Company`s consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update No. 2010-17, Revenue Recognition—Milestone Method (Topic 605) – Revenue Recognition (ASU 2010-17). ASU 2010-17 provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research or development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. ASU 2010-17 is effective for us in fiscal 2012 and should be applied prospectively. Early adoption is permitted. Our company is currently evaluating the impact of the pending adoption of ASU 2010-17 on our consolidated financial statements.

11.	RISKS AND UNCERTAINTIES

Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates.  Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions.  Envoy is subject to these risks and uncertainties and actively manages them as follows:

General economic conditions

The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets.  These fluctuations may affect the ability of the branding segment to generate consistent returns. However, a significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy.  In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, with clients in over 30 countries around the world.
The merchant banking industry is subject to general market conditions and investment returns may vary significantly from period to period.  Envoy attempts to manage its business with a focus on wealth protection while maintaining steady growth.  Investments are usually very liquid and investment horizons consistently monitored.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

Client concentration

The Company receives a significant portion of its revenues from a limited number of large clients.  The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations.  For the year ended September 30, 2010, the Company’s top three clients accounted for 55% of net revenue from its Consumer and Retail branding business (2009 - 50%). The Company expects reliance on a limited number of its clients to continue into the future.  The failure to achieve continued design wins from one or more of these significant clients without adding new sources of net revenue could have an adverse effect on the Company’s financial results.

Market risk

Market risk is the risk of loss of value in Envoy's portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. Unfavourable economic conditions may negatively impact the Company’s ability to generate new investment opportunities.  The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions or acquisitions of investments at less than favourable prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified and not singularly exposed to any one issuer or class of issuers.

Foreign currency risk

Envoy is subject to currency risk through its activities in Europe and sales to foreign based clients.  Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy.  The Company has begun to actively use derivative instruments to reduce its exposure to foreign currency risk.  In addition, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts to mitigate the associated risks.

International exposure

The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

Key personnel

Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients.  An inability to hire or retain qualified personnel could have a material adverse effect on Envoy.  To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.

Interest and Credit risk

Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments.  Management believes that Envoy is not subject to significant concentration of credit risk.  As at September 30, 2010, Envoy had two customers who represented 47% of accounts receivable and two customers who represented 43% of accounts receivable as at September 30, 2009.

Certain of the Company’s financial assets, including cash and investments are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company.  The Company may, from time to time, invest in debt obligations.   The Company is also exposed, in the normal course of business, to credit risk from the sale of its investments and advances to investee companies.

The Company believes it is not significantly exposed to interest risk as investments in loans and debt obligations comprise a small percentage of the Company’s total investments.  Interest exposure is limited on fixed income securities as they are held for trading and bought and sold on a short term basis. As at September 30, 2010, the Company had minimal exposure to liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. The Company has a credit facility which can be repaid by the Company at any time, without notice or penalty, which provides the Company with some ability to manage and mitigate its interest risk.

Future investments

The Company regularly identifies, assesses and reviews potential investment opportunities on an ongoing basis. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment which could adversely impact the Company’s business, operating results and financial condition.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

12.	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations.  Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at September 30, 2010 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer, Chief Financial Officer and other senior officers, believes that they are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.
Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2010.

This annual report does not include an attestation report of our independent auditors regarding internal control over financial reporting. Management's report was not subject to attestation by our independent auditors pursuant to rules of the SEC that permit our Company to provide only management's report in this annual report.

13.	UPDATED SHARE INFORMATION

At September 30, 2010, there were 8,028,377 common shares of Envoy outstanding, compared to 8,558,377 shares outstanding at September 30, 2009.

Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2010
December 13, 2010

14.	FORWARD LOOKING STATEMENTS

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

MEYERS NORRIS PENNY LLP

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Envoy Capital Group Inc.

We have audited the consolidated balance sheets of Envoy Capital Group Inc. as at September 30, 2010 and 2009 and the consolidated statements of operations, comprehensive loss, cash flows and shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements, present fairly, in all material respects, the financial position of the Company as at September 30, 2010 and 2009 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

The financial statements for the period ended September 30, 2008 were audited by another auditor who expressed an opinion without reservations on those financial statements in their audit report dated December 16, 2008.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

/s/ Meyers Norris Penny LLP

Toronto, Ontario	Chartered Accountants
November 26, 2010	Licensed Public Accountants

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS
1100 - 2 BLOOR ST. E., TORONTO, ON CANADA M4W 1A8
PH. (416) 596-1711 FAX (416) 596-7894 mnp.ca

Envoy Capital Group Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

As at:		September 30 2010	September 30 2009
Assets
Current

Cash		$8,710,990	$13,931,670
Investments held for trading	note 3	6,721,128	5,154,996
Accounts receivable, net	note 4	2,085,474	2,005,975
Prepaid expenses		331,037	383,631
		17,848,629	21,476,272
Investments	note 3	141,006	214,593
Real estate	note 5	1,116,000	1,250,100
Property, plant and equipment	note 6	463,918	654,239
		$19,569,553	$23,595,204
Liabilities and Shareholders' Equity

Current
Bank indebtedness	note 9	$780,000	$-
Accounts payable and accrued liabilities		955,149	1,120,750
Derivatives held for trading	note 10	775,318	668,477
Deferred revenue		92,956	169,535
Current portion of obligations under capital leases	note 11	27,326	-
		2,630,749	1,958,762
Obligations under capital leases	note 11	70,178
		2,700,927	1,958,762
Minority interest	note 12	7,242	12,408

Shareholders' equity
Share capital	note 13	8,762,524	9,340,990
Contributed surplus	note 14	29,781,172	29,822,864
Deficit		(21,682,312)	(17,539,820)
		16,861,384	21,624,034
		$19,569,553	$23,595,204

Commitments and contingencies (note 16)

On behalf of the Board:
(signed)	(signed)
Geoffrey B. Genovese,	David I. Hull,
Director	Director

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

For the years ended:		September 30	September 30	September 30
		2010	2009	2008
Net revenue from consumer and retail branding	note 4	$8,472,077	$11,732,473	$15,514,533
Net investment gains (losses)	note 3	1,066,919	333,372	(4,930,185)
Interest and dividend income	note 3	46,408	252,605	675,519
		9,585,404	12,318,450	11,259,867
Operating expenses:
Salaries and benefits		8,096,733	12,706,335	12,815,891
General and administrative	note 5	1,934,799	3,151,830	3,581,721
Occupancy costs		935,926	851,112	560,757
		10,967,458	16,709,277	16,958,369
Depreciation		292,770	618,761	737,132
Realized loss on available for sale investments		24,250	-	-
Interest expense and financing costs		31,956	73,840	33,347
Goodwill impairment	note 8	-	4,407,434	-
Restructuring expense	note 20	2,414,948	-	-
		13,731,382	21,809,312	17,728,848
Loss before income taxes and minority interest		(4,145,978)	(9,490,862)	(6,468,981)

Income tax expense (recovery) - current	note 15	-	988,226	(25,780)
- future	note 15	-	-	3,714,944

Loss before minority interest		(4,145,978)	(10,479,088)	(10,158,145)

Minority interest		(3,486)	(3,278)	-

Net loss		$(4,142,492)	$(10,475,810)	$(10,158,145)

Loss per share
Basic		$(0.50)	$(1.22)	$(1.11)
Diluted		$(0.50)	$(1.22)	$(1.11)

Weighted average number of common shares outstanding - basic		8,233,519	8,558,466	9,122,688
Weighted average number of common shares outstanding - diluted		8,233,519	8,558,466	9,122,688

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

For the years ended:	September 30		September 30	September 30
	2010		2009	2008
Net loss	$(4,142,492	) $	(10,475,810)	$(10,158,145)
Other comprehensive income
Gain on foreign currency translation	-		-	76,519
Comprehensive loss	$(4,142,492	) $	(10,475,810)	$(10,081,626)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended:	September 30	September 30	September 30
	2010	2009	2008
Cash flows from operating activities:

Net loss	$(4,142,492)	$(10,475,810)	$(10,158,145)

Items not involving cash:
Depreciation	292,770	618,761	737,132
Minority interest	(3,486)	(3,278)	-
Impairment of real estate	134,100	297,933	-
Gain on foreign exchange	-	-	(76,519)
Future income taxes	-	988,226	3,714,944
Realized loss on available for sale investments	24,250	-	-
Change in fair value of held for trading investments	(1,128,924)	(337,297)	4,917,237
Goodwill impairment	-	4,407,434	-

Net change in non-cash working capital balances:
Accounts receivable	(79,499)	6,381,502	(3,081,525)
Prepaid expenses	52,594	5,105	321,423
Investments held for trading	(499,213)	9,631,844	8,218,162
Accounts payable and accrued liabilities	(165,601)	(2,400,514)	527,802
Derivatives held for trading	106,841	668,477	-
Deferred revenue	(76,579)	(562,325)	222,486
Net cash provided by (used in) operating activities	(5,485,239)	9,220,058	5,342,997

Cash flows from financing activities:
Operating line of credit	780,000	-	(1,975,000)
Long-term debt	-	(69,599)	(87,878)
Obligations under capital leases	97,504	-	-
Minority interest	(1,680)	15,686	-
Issuance of common shares	-	-	16,666
Share buy back under normal course issuer bid	(620,158)	(59,477)	(2,932,720)
Net cash provided by (used in) financing activities	255,666	(113,390)	(4,978,932)

Cash flows from investing activities:
Loans receivable	-	365,625	992,177
Purchase of property, plant and equipment	(102,449)	(122,535)	(442,994)
Proceeds on sale of subsidiary	-	-	2,803,549
Investment in real estate	-	(8,441)	(65,487)
Investments	49,337	9,657	-
Net cash provided by (used in) investing activities	(53,112)	244,306	3,287,245

Change in cash balance due to foreign exchange	62,005	3,925	165,986

Net change in cash	(5,220,680)	9,354,899	3,817,296

Cash, beginning of year	13,931,670	4,576,771	759,475

Cash, end of year	$8,710,990	$13,931,670	$4,576,771
Supplemental cash flow information:
Interest paid	$31,956	$50,660	$44,165
Income taxes paid	-	-	(25,780)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statement of Shareholders' Equity
(Expressed in Canadian dollars)

	Share capital	Contributed surplus	Warrants	Stock based compensation	Deficit	Total shareholders' equity
Balance, September 30, 2008	$9,370,741	$22,445,601	$6,542,456	$864,533	$(7,064,010)	$32,159,321

Share repurchases pursuant to normal course issuer bid (note 13)	(29,751)	(29,726)	-	-	-	(59,477)

Expiration of stock options and warrants	-	7,406,989	(6,542,456)	(864,533)	-	-

Net loss for the year	-	-	-	-	(10,475,810)	(10,475,810)

Balance, September 30, 2009	$9,340,990	$29,822,864	$-	$-	$(17,539,820)	$21,624,034

Share repurchases pursuant to normal course issuer bid (note 13)	(578,466)	(41,692)			-	(620,158)

Net loss for the year	-	-			(4,142,492)	(4,142,492)

Balance, September 30, 2010	$8,762,524	$29,781,172	$-	$-	$(21,682,312)	$16,861,384

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

1.	Nature of Business

The Company, continued under the Business Corporations Act (Ontario), operated in the Canada, the United States and Monaco during the year, providing merchant banking and consumer and retail branding services.

Basis of Presentation

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which vary in certain significant respects from generally accepted accounting principles in the United States (“US GAAP”).  A description of the significant differences, as applicable to the Company, is included in note 21.

2.	Significant Accounting Policies

(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy Capital Group Inc. Intercompany balances and transactions are eliminated on consolidation.

Subsidiaries as at September 30, 2010, 2009 and 2008 are as follows:

	2010	2009	2008	Jurisdiction of
Company	% ownership	% ownership	% ownership	incorporation

Envoy Capital Group
Monaco S.A.M.	99.8	99.8	-	Monaco
Watt International Inc.	100.0	100.0	100.0	Ontario
Watt International (USA) Inc.	100.0	100.0	100.0	California
1632159 Ontario Ltd.	100.0	100.0	100.0	Ontario
ECG Properties Inc.	100.0	100.0	100.0	Ontario
Envoy Securities Corp.	100.0	100.0	100.0	Ontario
ECG Holdings (US) Inc.	100.0	100.0	100.0	Delaware

(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year.  Significant areas requiring the use of management estimates include discount factors relating to fair value  measurements,  valuation allowance  for  future  tax  assets,  determination of substantial completion for revenue recognition and provisions for uncollectible accounts.  While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

2.	Significant Accounting Policies (continued)

(c)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate

Computer equipment and software	Declining balance and straight line	30-50% or 3-4 years
Furniture and equipment	Declining balance and straight line	20% or 5 years
Leasehold improvements	Straight line	initial term of lease + 1 option period

The Company performs impairment testing on long-lived assets held for use whenever events or changes in circumstances indicate that the carrying value of an asset, or group of assets, may not be recoverable. Impairment losses are recognized when undiscounted future cash flows from its use and disposal are less than the assets' carrying amount.  Impairment is measured as the amount by which the assets' carrying value exceeds its fair value.  Any impairment is included in loss for the year.

(d)	Revenue Recognition

Consumer and Retail Branding:

Net revenue for the Consumer and Retail Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.  In circumstances where the Company retains subcontractors, such as architects or engineers, to perform services as an agent to the Company, the revenue for such services is included in net revenue and the cost of the subcontractor’s services is included in salaries and benefits expense.

The Company recognizes net revenue and profits for Consumer and Retail Branding on the completed contract basis, and accordingly revenue and profit are recognized only when the contract or contract milestone is substantially complete.  Anticipated losses are provided for when the estimate of total costs on a project indicates a loss.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

2.	Significant Accounting Policies (continued)

Further, the balance sheet reflects the following:

(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled revenue (included in accounts receivable) representing fees earned but not yet billed as well as reimbursable pass-through costs; and

(iii)	work in process (included in accounts receivable) representing costs incurred on projects for which revenue has not yet been recognized for accounting purposes.

Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of labour and overhead costs incurred.

Merchant Banking:

Securities transactions are recorded on a trade-date basis.  Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

(e)	Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired.  Goodwill is carried at cost, less impairment losses if any.

The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill.  To determine whether impairment has occurred, the fair value of the reporting unit to which goodwill has been attributed is compared to its carrying amount including goodwill.  When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.

When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed in a business combination.    An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value.  It is not reversed in the event that the fair value subsequently increases.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

2.	Significant Accounting Policies (continued)

(f)	Foreign currency translation

The financial statements of the Company's foreign subsidiaries, all of which are integrated operations, are translated using the temporal method, whereby the monetary assets and liabilities of such foreign operations are translated at the exchange rate in effect at the balance sheet date.  Non-monetary items are translated at historical rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year.  Translation gains or losses are recognized in the results of operations for the year.

(g)	Future income taxes

The Company accounts for future income taxes using the asset and liability method.  Under this method, future income taxes are recognized at the enacted or substantively enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items.  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

(h)	Earnings per share

The Company calculates basic earnings (loss) per share by dividing net earnings (loss) available to common shareholders for the period by the weighted average number of outstanding common shares. Diluted earnings (loss) per share is calculated using the treasury stock method, which takes into account the dilutive effects of outstanding stock options and warrants, if dilutive. A stock option or warrant is dilutive only when the average market price of common shares during the period exceeds the exercise price of the stock option or warrant.

(i)	Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below.

The classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments.       The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables.  The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

2.	Significant Accounting Policies (continued)

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding at September 30, 2010:

Cash	Held-for-trading
Investments held for trading	Held-for-trading
Accounts receivable	Loans and receivables
Investments	Available for sale
Foreign currency contracts	Held-for-trading
Bank indebtedness	Other financial liability
Accounts payable and accrued liabilities	Other financial liability
Obligations under capital lease	Other financial liability

Held-for-Trading (“HFT”)

HFT financial assets are financial assets typically acquired for resale prior to maturity.  They are measured at fair value at the balance sheet date.  Interest and dividends earned and changes in fair value are included in net earnings for the period.

Held-to-Maturity (“HTM”)

HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity.  These financial assets are measured at amortized cost.  The Company currently has no HTM investments.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

2.	Significant Accounting Policies (continued)

Available-for-Sale (“AFS”)

AFS financial assets are those non-derivative financial assets that are either designated as AFS, or that are not classified as loans and receivables, HTM or HFT investments.   AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income (“OCI”) until realized when the cumulative gain or loss is recognized in net income.

Loans and receivables

Loans and receivables are accounted for at cost, less any allowances, using the effective interest rate method.

Other financial liabilities

Other financial liabilities are recorded at amortized cost, and include all liabilities, other than derivatives.

Transaction costs

Transaction costs are expensed in the period incurred.

Determination of fair value

At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

2.	Significant Accounting Policies (continued)

(ii) Privately-held investments:

Securities in privately-held companies designated as HFT or AFS are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties.  Such evidence might include significant subsequent equity financing by an unrelated professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.

Investments in which the Company has a significant influence are accounted for using the equity method.

(j)	Comprehensive income

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distribution to shareholders. Other comprehensive income (loss) is defined by revenue, expenses, gains and losses that are recognized in comprehensive income (loss), but excluded from net income (loss).

(k)	Recent accounting pronouncements

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted. This new standard is expected to only have an impact on the financial statements for any future acquisitions that will be made in periods subsequent to the of date adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section. This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards become effective January 1, 2011, and early adoption is permitted. The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

2.	Significant Accounting Policies (continued)

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011. The Company thus will apply IFRS in fiscal 2012. The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending September 30, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at October 1, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been determined at this time. The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.

The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation. The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS. This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements. In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.

As at September 30, 2010, the Company has completed phases one and two of its transition plan and have identified the areas that potentially have significant impact on the Company’s financial reports: accounts receivable and net revenue from the consumer and retail branding business. At this time, the Company has not determined the full financial impact of the transition to IFRS. In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure. The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS. The Company will commence phase three of its transition plan during fiscal 2011.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

3.	Investments

	2010	2009

Investments held for trading

Publicly-traded investments
Equities	6,510,492	4,719,259
Derivatives	210,636	435,737

Total investments held for trading	$6,721,128	$5,154,996

Investments

Investment in capital pool company	$141,006	$190,343
Available for sale investments in private equity	-	24,250

Total investments	$141,006	$214,593

As at September 30, 2010 the portfolio of investments held for trading was invested in marketable securities, including common shares and derivative instruments.  The specific investments within the portfolio will vary depending on market conditions.  The investment portfolio, including interest and dividend income, earned $1,089,077 during fiscal 2010 (2009 – $585,977), after deducting fees and expenses.

At September 30, 2010 Envoy owned an approximate 21% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company.  Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method. Accordingly, the Company has recognized a loss of $58,994 on its investment, representing its share of Sereno’s operating losses to date. Sereno is currently in the process of evaluating opportunities and has not yet completed a qualifying transaction.

4.	Accounts receivable

	2010	2009

Trade receivables	$1,145,979	$1,232,042
Unbilled revenue	480,817	225,168
Work in process (at cost)	458,678	548,765

	$2,085,474	$2,005,975

Included in net revenue are disbursement costs of $421,710 (2009 - $918,162).

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

5.	Real estate

The Company currently owns two properties in Toronto, which it had planned to develop for resale.  Given market conditions, the Company made a decision not to develop the properties.  The properties have been recorded at fair value, net of disposal costs.  The Company recorded an impairment loss of approximately $134,000 in 2010, representing the difference between the carrying value at the time of impairment and the fair value.  This impairment loss was included in general and administrative expenses.

6.	Property, plant and equipment

		Accumulated	Net book
2010	Cost	depreciation	value

Leasehold improvements	$831,641	$596,617	$235,024
Computer equipment and software	3,156,228	3,080,060	76,168
Furniture and equipment	574,077	519,754	54,323
Equipment under capital leases	1,063,770	965,367	98,403
	$5,625,716	$5,161,798	$463,918

		Accumulated	Net book
2009	Cost	depreciation	value

Leasehold improvements	$837,102	$483,416	$353,686
Computer equipment and software	3,387,796	3,179,051	208,745
Furniture and equipment	571,454	479,646	91,808
Equipment under capital leases	963,519	963,519	-
	$5,759,871	$5,105,632	$654,239

7.	Related party transactions

During fiscal 2009, the Company paid $7,500 (2008 - $215,000) for legal services to a director of the Company.  In November 2008, this director became an employee of the Company.

In November, 2008, the company established a new subsidiary in the principality of Monaco, Envoy Capital Group Monaco, S.A.M. (“Envoy Monaco”).  As part of the local requirements of incorporation, the two directors of Envoy Monaco, who are residents of Monaco, acquired a 0.1% share interest in Envoy Monaco (total of 0.2%) at a cost 5,000 Euros each (see note 12 minority interest).

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

7.	Related party transactions (continued)

These transactions were recorded at the exchange amount, being the amount agreed to by the related parties, as the transactions were considered to be in the ordinary course of business.

8.	Goodwill

At September 30, 2009, impairment tests were performed on goodwill indicated that the carrying value of the Consumer and Retail branding component’s assets exceeded their fair value.  Accordingly, an impairment of $4,407,434 was recorded in the consolidated statement of operations for the year ended September 30, 2009, reducing the carrying value of goodwill from $4,407,434 to nil.

9.	Bank indebtedness

The Company has access to a revolving demand credit facility of $1 million in order to manage day-to-day operating requirements.  Amounts borrowed under the facility bear interest at the bank prime rate.  Drawings under the credit facility are secured by $2 million of the Company’s investment portfolio.  Borrowings under the facility at September 30, 2010 were $780,000 (2009 – nil).  The credit facility has no set maturity date.

The Company also has access to a revolving demand credit facility of approximately $1,500,000 in order to provide working capital to its consumer and retail branding division. Drawings under this credit facility are limited by accounts receivable levels, secured by a general security agreement and bear interest at bank prime plus 0.5%.  There were no borrowings under the facility at September 30, 2010 and 2009.  The credit facility has no set maturity date.

10.	Derivatives held for trading

As part of its ongoing investment strategy, the Company maintains a portfolio of derivative instruments consisting of various put options on large cap U.S. publicly-traded companies.  The put option contracts are publicly traded on the Chicago Board Options Exchange and currently have expiry dates ranging from October 2010 to January 2012.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

10.	Derivatives held for trading (continued)

The options have been recorded at their fair value of $775,318 (2009 - $668,477), based on quoted market prices at September 30, 2010.  Changes in fair value of the options have been recorded in investment income for the period.  The purchase price of all shares underlying the options is approximately USD $9,817,300.

11.	Obligations under capital leases

Future minimum lease payments for obligations under capital leases at September 30, 2010 are as follows:

2011	$35,864
2012	35,864
2013	42,099

113,827

Less: interest at rates ranging from 10.2% to 10.9% per annum	(16,323)
97,504

Less: current portion of principal repayments	(27,326)

Obligations under capital leases, long-term	$70,178

Obligations under capital leases are secured by the underlying assets.

12.	Minority interest

On November 25, 2008, the Company established a new foreign subsidiary, Envoy Capital Group Monaco, S.A.M (“Envoy Monaco”).    The mandate for Envoy Monaco is mainly to attract new investment opportunities and promote the services of the Company in the European market.

As part of the requirements of incorporation, a small interest in the Company is owned by two directors of Envoy Monaco who are residents of Monaco.   The ownership of 0.2% has been reflected in the financial statements as minority interest.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

13.	Share capital

(a)	Authorized:

Unlimited common shares without par value.

Issued:

	2010		2009
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of year	8,558,377	$9,340,990	8,585,636	$9,370,741

Common shares issued (cancelled) pursuant to:

Repurchase of shares pursuant to normal course issuer bid (b)	(530,000)	(578,466)	(27,259)	(29,751)

Balance, end of year	8,028,377	$8,762,524	8,558,377	$9,340,990

(b)	Repurchase of shares

On June 30, 2010, the Company received notice of acceptance by the Toronto Stock Exchange (the “TSX”) of its Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”).    Pursuant to the NCIB, Envoy proposed to purchase from time to time over the next 12 months, if considered advisable, up to an aggregate of 632,394 common shares, being 10% of the public float. Purchases were approved to commence on July 6, 2010 and conclude on the earlier of the date on which purchases under the NCIB have been completed and July 5, 2011.  No purchases have yet been made under this issuer bid.

Pursuant to the NCIB which commenced on May 1, 2009 and concluded on April 30, 2010, Envoy proposed to purchase up to an aggregate of 682,723 common shares, being 10% of the public float.  In fiscal 2010, the Company repurchased and cancelled 530,000 common shares under this NCIB for cash consideration of $620,158.

Pursuant to the NCIB which began on February 7, 2008 and ended on February 6, 2009, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. In fiscal 2009, under this NCIB, the Company repurchased and cancelled 27,259 common shares for cash consideration of $59,477, including related costs.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

13.	Share capital (continued)

(c)	Stock option plan

The Company has reserved 800,000 common shares under its stock option plan.  Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date.

The options have vesting periods ranging from the date of grant up to five years.  Once vested, options are exercisable at any time until expiry.  There are currently no options outstanding.  There were no options granted during fiscal 2010, 2009 and 2008.

14.	Contributed Surplus

During fiscal 2010, pursuant to the NCIB described in Note 13(b), the Company repurchased and cancelled 530,000 common shares at an average price of $1.17 per common share for total cash consideration of $620,158 including related expenses.  As the average price paid was more than the average per share value of the outstanding common shares, $41,692 was recorded as a reduction of contributed surplus.

During fiscal 2009, pursuant to the NCIB described in Note 13(b), the Company repurchased and cancelled 27,259 common shares at an average price of $2.18 per common share for total cash consideration of $59,477 including related expenses.  As the average price paid was more than the average per share value of the outstanding common shares, $29,726 was recorded as a reduction of contributed surplus.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

15.	Income taxes

Income tax expense (recovery) for the years ended September 30, 2010, 2009 and 2008 consists of:

	2010	2009	2008

Current	$-	$-	$(25,780)
Future	-	988,226	3,714,944
	$-	$988,226	$3,689,164

The income tax expense (recovery) attributable to the loss differs from the amounts computed by applying the Canadian statutory rates of 31.0% (2009 – 33.0%, 2008 -34.15%) to the loss before income taxes and discontinued operations as a result of the following:

	2010		2009		2008

Income tax recovery at statutory rates	$(1,284,173)	(31.0%)	$(3,131,984)	(33.0%)	$(2,209,157)	(34.2%)

Increase (decrease) in income taxes resulting from:

Expenses (revenue) deducted (included) in the accounts that have no corresponding deduction (inclusion) for income taxes	11,866	0.3%	111,541	1.2%	(92,814)	(1.4%)

Change in valuation allowance	(224,023)	(5.4%)	346,036	3.6%	5,618,446	86.8%

Adjustment to future tax for substantively enacted changes in tax laws and rates	13,318	0.3%	94,909	1.0%	74,393	1.2%

Expired non-capital losses	1,037,561	25.1%	-	-	-	-

Write-off of goodwill	-	-	1,454,453	15.3%	-	-

Tax rate differential between Canada and foreign jurisdiction	540,282	13.0%	540,800	5.7%	-	-

Other	(94,832)	(2.3%)	1,572,471	16.6%	298,296	4.6%

	$-	0.0%	$988,226	10.4%	$3,689,164	57.0%

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

15.	Income taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at September 30, 2010 and 2009 are presented below:

	2010	2009

Future tax assets:
Cumulative eligible capital	$177,000	190,000
Capital and non-capital losses	8,296,000	8,538,000
Other	31,000	-
	8,504,000	8,728,000

Less valuation allowance	8,504,000	8,728,000

Total net future tax assets	-	-

Less current portion	-	-
	$-	$-

At September 30, 2010, the Company has non-capital losses of approximately $30,334,000 available to reduce future years' taxable income, which expire as follows:

2011	$4,184,000
2014	2,379,000
2015	1,641,000
2026	1,921,000
2027	1,411,000
2028	9,157,000
2029	7,485,000
2030	2,156,000
$30,334,000

The Company has realized net capital losses of approximately $2,848,000 available for carry forward to be applied against future taxable gains for Canadian tax purposes.  The losses are available for carry forward indefinitely.

No provision has been made in the financial statements with respect to any potential future income tax assets which may be associated with these capital losses.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

16.	Commitments and contingencies

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments over the next three years to expiry as follows:

2011	$590,054
2012	335,337
2013	2,722
$928,113

Rent expense under operating leases for the year ended September 30, 2010 amounted to $635,266 (2009 - $1,021,403).

17.	Management of capital

The Company includes the following in its definition of capital:

	2010	2009

Shareholders’ equity comprised of
Share capital	$8,762,524	$9,340,990
Contributed surplus	29,781,172	29,822,864
Deficit	(21,682,331)	(17,539,820)
	$16,931,543	$21,624,034

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its bank; and

(d)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

17.	Management of capital (continued)

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	realizing proceeds from the disposition of its investments;

(b)	utilizing leverage in the form of third party debt and the Company’s bank credit line (bank indebtedness);

(c)	raising capital through equity financings; and

(d)	purchasing the Company’s own shares for cancellation pursuant to its NCIB.

The Company is not subject to any capital requirements imposed by a regulator or another party. There were no changes in the Company’s approach to capital management during the period. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a daily basis. The Company expects that its current capital resources will be sufficient to discharge its liabilities as at September 30, 2010.

18.	Financial instruments

Fair Value

The Company’s carrying value of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

		2010		2009
Classification	Carrying value	Fair value	Carrying value	Fair value

Held-for-trading	$14,669,200	$14,669,200	$18,376,609	$18,376,609
Available-for-sale	-	-	24,250	24,250
Loans and receivables	2,085,474	2,085,474	2,005,975	2,005,975
Other financial liabilities	1,845,053	1,845,053	1,079,170	1,079,170

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

18.	Financial instruments (continued)

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

At September 30, 2010, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	Sept. 30, 2010	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash	$8,710,990	$8,710,990	$-	$-
Investments held for trading	6,721,128	6,529,457	191,671	-
Investments	141,006	141,006	-	-

	$15,573,124	$15,381,453	$191,671	$-
Liabilities:
Derivatives held for trading	$775,318	$775,318	-	-

	$775,318	$775,318	$-	$-

At September 30, 2009, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	Sept. 30, 2009	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash	$13,931,670	$13,931,670	$-	$-
Investments held for trading	5,154,996	4,960,622	194,374	-
Investments	214,593	214,593	-	-

	$19,301,259	$19,106,885	$194,374	$-

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

18.	Financial instruments (continued)

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	Sept. 30, 2009	(Level 1)	(Level 2)	(Level 3)

Liabilities:
Derivatives held for trading	$668,477	$668,477	-	-

	$668,477	$668,477	$-	$-

The investment operations of the Company’s business involve the purchase and sale of securities and, accordingly, the majority of the Company’s assets are currently comprised of financial instruments. The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i)	Liquidity risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments, in addition to interest and dividend income earned on its investments. From time to time, the Company will invest in private equities which have no immediate market and would be illiquid until one is created.  Investments in private equities tend to be relative small, comprising less than 5% of available capital and the Company has sufficient marketable securities which are freely tradable and relatively liquid to fund its obligations as they become due under normal operating conditions.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

18.	Financial instruments (continued)

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favourable prices. The Company manages market risk by having a portfolio which is not singularly exposed to any one issuer or class of issuers. The Company also has set thresholds on purchases of investments over which the approval of the board of directors is required.

The following table shows the estimated sensitivity of the Company’s after-tax net income (loss) for the year ended September 30, 2010 from a change in the closing price of the Company’s investments with all other variables held constant as at September 30, 2010:

Percentage change in closing price	Change in net after-tax income (loss) from % increase in closing price	Change in net after-tax income (loss) from % decrease in closing price

2%	$118,916	$(118,916)
4%	237,832	(237,832)
6%	356,749	(356,749)
8%	475,665	(475,665)
10%	594,581	(594,581)

(iii)	Currency risk:

The Company is subject to currency risk through its activities in Europe and sales to foreign based clients. The Company invoices a substantial portion of its consumer branding customers in foreign currency and, as such, changes in the exchange rate affect the operating results of the Company.  The Company uses forward contracts and other derivative instruments to reduce its exposure to foreign currency risk.  Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts.  At September 30, 2010, the Company had outstanding foreign exchange contracts to sell 800,000 U.S. dollars at an average rate of 1.0445 expiring in November and December 2010.  The Company also held approximately $7,000,000 in U.S. denominated Canadian dollar futures contracts at a rate of 1.0375, expiring in December 2010.  There are no liabilities associated with these instruments at September 30, 2010.  The gains and losses from these contracts have been included in investment income for the period.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

18.	Financial instruments (continued)

The following assets and liabilities were denominated in foreign currencies at September 30, 2010 (U.S. dollar 1.0290, Danish kroner 0.1885 and European euro 1.4006):

	2010	2009

Denominated in U.S. dollars

Cash	$4,238,259	$3,928,313
Investments held for trading	5,417,345	4,905,380
Accounts receivable	350,377	498,442
Accounts payable	(124,539)	(134,383)
Derivatives held for trading	(775,318)	(668,477)
Deferred revenue	(24,968)	(25,979)
Net assets denominated in U.S. dollars	$9,081,157	$8,503,296

Denominated in U.A.E dirham

Cash	$-	$144,839
Accounts receivable	-	82,757
Accounts payable	-	(231,819)
Net assets denominated in U.A.E dirham	$-	$(4,223)

Denominated in British pounds

Accounts receivable	$-	$55,320
Net assets denominated in British pounds	$-	$55,320

Denominated in Danish kroner

Investments held for trading	$61,080	$-
Net assets denominated in Danish kroner	$61,080	$-

Denominated in euros

Cash	$(34,668)	$1,251,351
Accounts payable	(40,892)	(63,778)
Net assets denominated in euros	$(75,560)	$1,187,573

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

18.	Financial instruments (continued)

The following table shows the estimated sensitivity of the Company’s after-tax net income (loss) for the year ended September 30, 2010 from a change in all foreign currencies (U.S. dollars, U.A.E. dirham, British pounds, Danish kroner and euros) with all other variables held constant as at September 30, 2010:

Percentage change in foreign currencies	Change in net after-tax income (loss) from %increase in foreign currency	Change in net after-tax income (loss) from %decrease in foreign currency

2%	$26,511	$(26,511)
4%	53,022	(53.022)
6%	79,533	(79,533)
8%	106,044	(106.044)
10%	132,555	(132.555)

(iv)	Credit risk:

The Company manages its credit risk with respect to accounts receivable by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services.  As at September 30, 2010, two customers represented 47% of accounts receivable (2009 - two customers represented 43% of accounts receivable).

At September 30, the composition of trade receivables was as follows:

	2010	2009

Current	$950,655	$619,325
Past due 1-30	90,862	203,272
Past due 31-90	47,127	299,978
More than 90 days past due	57,335	109,467

Total trade receivables	$1,145,979	$1,232,042

The Company records an allowance for doubtful accounts when the likely recovery is less than the outstanding amount.  There are several amounts due from customers which are more than 90 days overdue but are not included in the allowance.  These amounts are not allowed for as they are balances with large customers for which the Company has transacted business for many years.  The relationships with these customers are such that management is confident that the full amount will ultimately be collected.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

18.	Financial instruments (continued)

At September 30, the Company’s allowance for doubtful accounts was as follows:

	2010	2009

Opening balance	$130,098	$136,577
Additions	29,373	107,852
Write-offs	(94,333)	(114,331)

Ending balance	$65,138	$130,098

Certain of the Company’s financial assets, including cash and investments are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company.  The Company may, from time to time, invest in debt obligations.   The Company is also exposed, in the normal course of business, to credit risk from advances to investee companies.

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities.  At September 30, 2010, the Company held no interest-bearing investments.  Also, the Company had minimal exposure to liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. The Company has a credit facility which can be repaid by the Company at any time, without notice or penalty, which provides the Company with some ability to manage and mitigate its interest risk. It is management’s opinion that the Company is not exposed to significant interest rate risk.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

19.	Segmented information

Summary of financial information concerning the Company’s operating segments is shown in the following tables:

(a) Summary of operating results:

For the year ended
September 30, 2010

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$8,472,077	$1,113,327	$-	$9,585,404

Operating expenses:
Salaries and benefits	6,458,840	862,127	775,766	8,096,733
General and administrative	1,049,784	196,240	688,775	1,934,799
Occupancy costs	821,429	59,055	55,442	935,926

Depreciation	262,400	19,193	11,177	292,770

Loss on available for sale investments	24,250	-	-	24,250

Interest expense	-	16,124	15,832	31,956

Loss before restructuring expense, income taxes and minority interest	(144,626)	(39,412)	(1,546,992)	(1,731,030)

Restructuring expense				2,414,948

Income tax expense				-

Loss before minority interest				(4,145,978)

Minority interest				(3,486)

Net loss				$(4,142,492)

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

19.	Segmented information (continued)

For the year ended
September 30, 2009

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$11,732,473	$585,977	$-	$12,318,450

Operating expenses:
Salaries and benefits	10,245,881	1,745,507	714,947	12,706,335
General and administrative	1,847,197	278,355	1,026,278	3,151,830
Occupancy costs	912,177	169,954	(231,019)	851,112

Depreciation	346,898	17,136	254,727	618,761

Interest expense	-	68,535	5,305	73,840

Goodwill impairment	4,407,434	-	-	4,407,434

Loss before income taxes and minority interest	(6,027,114)	(1,693,510)	(1,770,238)	(9,490,862)

Income tax expense				988,226

Loss before minority interest				(10,479,088)

Minority interest				(3,278)

Net loss				$(10,475,810)

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

19.	Segmented information (continued)

For the year ended
September 30, 2008

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$15,514,533	$(4,254,666)	$-	$11,259,867

Operating expenses:
Salaries and benefits	10,975,740	848,433	991,718	12,815,891
General and administrative	1,737,792	550,442	1,293,487	3,581,721
Occupancy costs	844,763	75,380	(359,386)	560,757

Depreciation	391,717	11,572	333,843	737,132

Interest (income) expense	(10,759)	-	44,106	33,347

Earnings (loss) before income taxes	1,575,280	(5,740,493)	(2,303,768)	(6,468,981)

Income tax expense				3,689,164

Net loss				$(10,158,145)

(b)	Summary of total assets

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

September 30, 2010	$2,597,979	$16,826,189	$145,565	$19,569,553

September 30, 2009	$2,690,449	$20,755,405	$149,350	$23,595,204

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

19.	Segmented information (continued)

(c)	Net revenue by type of service

	2010	2009	2008

Net revenue:
Consumer and retail branding	$8,472,077	$11,732,473	$15,514,533
Merchant banking	1,113,327	585,977	(4,254,666)
	$9,585,404	$12,318,450	$11,259,867

(d)	Net revenue by customer location

	2010	2009	2008

Net revenue:
Canada	$5,395,174	$4,712,220	$1,074,769
USA/South America	2,739,056	4,891,762	6,395,333
Europe	1,451,174	666,403	281,996
Middle East/Asia	-	2,048,065	3,507,769
	$9,585,404	$12,318,450	$11,259,867

(e)	Net revenue from major customers

In fiscal 2010, there were 3 customers who individually represented more than 10% of the Company’s net revenue.  Total net revenue from these customers was approximately $4,665,000 (2009 – two customers $4,958,000, 2008 – five customers $8,836,000).

20.	Restructuring costs

In response to the economic uncertainties facing the Company during the current recessionary environment, in December 2009, the Company announced that its Board of Directors had made a decision to implement a restructuring plan at the executive level.   The restructuring involved the downsizing of its executive management and the consolidation of certain financial reporting responsibilities.  To this effect, the Company recorded and paid $2,414,948 in restructuring expense relating to severance and other costs.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

21.	Reconciliation to United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  Set out below are the material adjustments to net loss for the years ended September 30, 2010, 2009 and 2008 required to conform to US GAAP.

	2010	2009	2008

Net loss based on Canadian GAAP	$(4,142,492)	$(10,475,810)	$(10,158,145)
Cash held in escrow (a)	-	-	2,803,549
Capitalized incorporation costs (e)	-	-	66,339
Fair value adjustment on restricted securities (f)	(137,465)	(283,411)	1,619,615
Net loss based on US GAAP	$(4,279,957)	$(10,759,221)	$(5,668,642)

	2010	2009	2008
Net loss from continuing operations	$(4,279,957)	$(10,759,221)	$(8,472,191)
Net earnings from discontinued operations	$-	$-	$2,803,549

	2010	2009	2008
Net loss attributable to:
Envoy shareholders	$(4,276,471)	$(10,755,943)	$(5,668,642)
Non-controlling interest	$(3,486)	$(3,278)	$-

	2010	2009	2008
Net loss (earnings) attributable to Envoy shareholders:
Continuing operations	$(4,276,471)	$(10,755,943)	$(8,472,191)
Discontinued operations	$-	$-	$2,803,549

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

21.	Reconciliation to United States generally accepted accounting principles (continued)

The following table sets forth the computation of basic and diluted net loss per share:

	2010	2009	2008

Net loss per share:
Basic	$(0.52)	$(1.26)	$(0.62)
Diluted	(0.52)	(1.26)	(0.62)
Net loss per share from continuing operations:
Basic	$(0.52)	$(1.26)	$(0.93)
Diluted	(0.52)	(1.26)	(0.93)
Net earnings per share from discontinued operations:
Basic	$-	$-	$0.31
Diluted	-	-	0.31

The calculation of diluted (loss) earnings per share used income from continuing operations as the “control number” in determining whether potential common shares are dilutive or antidilutive.  Since the Company experienced a loss in fiscal 2010, 2009 and 2008 from continuing operations, all potential common shares outstanding from dilutive securities are considered antidilutive and are excluded from the calculation of diluted loss per share for that year.

The following adjustments are required in order to conform total assets based on Canadian GAAP to total assets based on US GAAP:

	2010	2009

Total assets based on Canadian GAAP	$19,569,553	$23,595,204
Fair value adjustment on restricted securities (f)	51,239	188,704

Total assets based on US GAAP	$19,620,792	$23,783,908

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

21.	Reconciliation to United States generally accepted accounting principles (continued)

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on US GAAP:

	2010	2009

Shareholders’ equity based on Canadian GAAP	$16,861,384	$21,624,034
Fair value adjustment on restricted securities (f)	51,239	188,704

Total Envoy shareholders’ equity based on US GAAP	16,912,623	21,812,738
Non-controlling interest	7,242	12,408

Total equity based on US GAAP	$16,919,865	$21,825,146

Summary of accounting policy differences:

The areas of material difference between Canadian and US GAAP and their impact on the consolidated financial statements of the Company are set out below:

(a)	Cash held in escrow:

Cash held in escrow represents funds which were held in common trust with the purchaser of the UK operations, as per the terms of the purchase and sale agreement. The amount was held in joint trust as security for indemnities provided to the purchaser at closing and was released on the first anniversary date of the transaction, including accrued interest.  Canadian GAAP allowed the recognition of this amount in determining the gain on sale.  Under US GAAP these funds could not be recognized until they were released from escrow.  In January 2008 the Company received the cash previously held in escrow and as a result the amount was recognized in US GAAP income.

(b)	Comprehensive income:

The Company's comprehensive income represents US GAAP net earnings plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

	2010	2009	2008

Net loss for the year in accordance with US GAAP	$(4,279,957)	$(10,759,221)	$(5,668,642)

Change in cumulative translation adjustment account	-	-	76,519

	$(4,279,957)	$(10,759,221)	$(5,592,123)

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

21.	Reconciliation to United States generally accepted accounting principles (continued)

	2010	2009	2008
Comprehensive loss attributable to:
Envoy shareholders	$(4,276,471)	$(10,755,943)	$(5,592,123)
Non-controlling interest	$(3,486)	$(3,278)	$-

(c)	Reduction of capital:

In 2007, the share capital of the Company was reduced by $40,266,401 pursuant to a special resolution of its shareholders and was applied against the deficit.  Also, in 1997, the share capital of the Company was reduced by $9,886,961 pursuant to a special resolution of its shareholders and was applied against the deficit.  These reductions in capital are not permitted under US GAAP. While the adjustments have no impact on shareholders' equity, under US GAAP, share capital and deficit would be increased by $50,153,362 as at September 30, 2010 and 2009.

(d)	Revenue:

Under US GAAP, net investment gains and interest and dividend income would be included as investment earnings (as non-operating) in the consolidated statement of operations.

(e)	Capitalized incorporation costs:

Certain costs relating to the establishment of an office in Dubai, UAE were capitalized for Canadian GAAP purposes in fiscal 2007 and expensed in fiscal 2008.  These costs were not permitted to be capitalized under US GAAP.

(f)	Investments:

As at September 30, 2010, the Company has categorized certain investments as held-for trading for Canadian GAAP purposes which requires that these investments be accounted for at fair value with changes in fair value through the Statement of Operations.

During fiscal 2008, a private entity in which the Company held an investment completed its Initial Public Offering and a second investment in a Capital Pool Company completed its qualifying transaction. As a result of these transactions the Company’s shares in these entities had escrow restrictions imposed by the exchange on which the shares are listed. Under Canadian GAAP the Company recorded these shares at fair value which was determined using valuation techniques to reflect the restriction on these securities. Under US GAAP, those shares which will be released from escrow in less than twelve months are recorded at the  quoted market  price  at the balance sheet date and those shares which will be released from escrow in greater than twelve months are recorded at cost. The result was a combined US GAAP net income differences totalling ($137,465), ($283,411) and $1,619,615 in fiscal 2010, 2009 and 2008, respectively, and a difference in total assets at September 30, 2010, September 30, 2009 and September 30, 2008 of $51,239, $188,704 and $472,115, respectively.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

21.	Reconciliation to United States generally accepted accounting principles (continued)

(g)	Consolidated statements of cash flows:

Under U.S. GAAP, the escrow funds received as proceeds on the sale of its subsidiary would be included as part of discontinued operations.  Under Canadian GAAP, these cash flows were included as net cash from investing activities.  Under U.S. GAAP, net cash from investing activities in fiscal 2008 would be lower by $2,803,549 and net change in cash from discontinued operations would be higher by the same amount.

Under US GAAP, the loss on investment under the equity method of $73,587 (2009 - $9,657) would be included as a non-cash add back to operating activities as opposed to cash flows from investing activities. Under US GAAP, net cash from operating activities would be higher by $73,587 and net cash from investing activities would be lower by the same amount.

(h)	Accounting for Uncertainty in Income Taxes

The Financial Accounting Standards Board (“FASB”) issued an interpretation, effective for fiscal years beginning after December 15, 2006, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in the Company’s tax returns.  It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The majority of the Company’s tax positions still under potential exposure of tax authority review relate to Canadian taxes.  Canadian tax returns are statute barred after three years from the assessment date.  The Company has assessed the Company’s tax positions and has determined that it is more likely than not that all tax positions taken will be sustained upon examination based on the technical merits of the positions.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

21.	Reconciliation to United States generally accepted accounting principles (continued)

(i)	Recent accounting pronouncements:

In December 2007, the FASB issued a standard regarding business combinations. This standard establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This standard was effective for fiscal years beginning after December 15, 2008 and, as such, the Company adopted this standard in fiscal 2010. The adoption of this standard has had no effect on the Company’s consolidated financial statements and will only impact any future acquisitions,

In December 2007, the FASB issued a standard on the accounting for non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. The standard clarifies that a non-controlling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company’s equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of operations, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest.  This standard was effective for fiscal years beginning after December 15, 2008.  The Company adopted this standard in fiscal 2010.

In April 2009, FASB issued changes regarding interim disclosures about fair value of financial instruments.  The changes enhance consistency in financial reporting by increasing the frequency of fair value disclosures from annually to quarterly.  The changes require disclosures on a quarterly basis of qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. The disclosure requirements were effective beginning with the first interim reporting period ending after June 15, 2009. The adoption of these changes did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification”). The Codification became the single source for all authoritative accounting  principles  recognized  by   the   FASB   to   be  applied  for  financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and did not have an effect on the Company’s consolidated financial statements.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

21.	Reconciliation to United States generally accepted accounting principles (continued)

In June 2009, the FASB issued a standard which will be effective for all variable interest entities and relationships with variable interest entities existing as of January 1, 2010.  This standard amends previous guidance to require an enterprise to determine whether its variable interest or interest give it a controlling financial interest in a variable interest entity.  The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.  This standard also amends previous guidance to require ongoing reassessments of whether and enterprise is the primary beneficiary of a variable interest entity.  The adoption of this standard did not have any impact on the Company’s consolidated financial statements as the Company has no relationships with variable interest entities.

In September 2009, the FASB revised the authoritative guidance for revenue recognition for arrangements with multiple deliverables. The new guidance modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. In allocating transaction consideration among the deliverables, the guidance also introduced the concept of using management's best estimate of a stand along selling price as an alternate basis for allocation. The guidance is effective in fiscal years beginning on or after June 15, 2010, and the Company is required to adopt this guidance in its first quarter of fiscal 2011. The adoption of these changes is not expected to have a material impact on the Company’s consolidated financial statements

In December 2009, the FASB issued ASU 2009-16, Accounting for Transfers of Financial Assets (Statement of Financial Accounting Standards No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140).  ASU 2009-16 modifies certain guidance contained in FASB ASC 860, Transfers and Servicing. This standard eliminates the concept of qualifying special purpose entities (QSPEs) and provides additional criteria transferors must use to evaluate transfers of financial assets. To determine if a transfer is to be accounted for as a sale, the transferor must assess whether it and all of the entities included in its consolidated financial statements have surrendered control of the assets. A transferor must consider all arrangements or agreements made or contemplated at the time of transfer before reaching a conclusion on whether control has been relinquished. The guidance also addresses situations in which a portion of a financial asset is transferred. In such instances the transfer can only be accounted for as a sale when the transferred portion is considered to be a participating interest. The guidance also requires that any assets or liabilities retained from a transfer accounted for as a sale be initially recognized at fair value. This standard became effective for the Company as of October 1, 2010, with adoption applied prospectively for transfers that occur on and after the effective date. Adoption of this standard did not have a significant impact on the consolidated financial statements of the Company.

Envoy Capital Group Inc.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

For the years ended September 30, 2010, 2009 and 2008

21.	Reconciliation to United States generally accepted accounting principles (continued)

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) Fair Value Measurements and Disclosures (ASU 2010-06), to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Certain provisions of this update will be effective for us in the first quarter of fiscal 2011 and we are currently evaluating the impact of the pending adoption of this standards update on the Company`s consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update No. 2010-17, Revenue Recognition—Milestone Method (Topic 605) – Revenue Recognition (ASU 2010-17). ASU 2010-17 provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research or development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. ASU 2010-17 is effective for the Company in fiscal 2012 and should be applied prospectively. Early adoption is permitted. The company is currently evaluating the impact of the pending adoption of ASU 2010-17 on the Company`s consolidated financial statements.

22.	Comparative figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2010.

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS
30 St. Patrick Street	Andrew Patient	Meyers Norris Penny LLP
Suite 301	President and	2 Bloor St. E., Suite 1100
Toronto, Canada M5T 3A3	Chief Executive Officer	Toronto, Canada M4W 1A8
Telephone: (416) 593-1212	Mike Grace	BANKERS
Facsimile: (416) 593-4434	Chief Financial Officer
RBC Royal Bank
	Darlene Soper	200 Bay Street
	Secretary	Toronto, Canada M5J 2J5
DIRECTORS	AUDIT COMMITTEE	LEGAL COUNSEL (CANADA)
Geoffrey B. Genovese	David Parkes (Chair)	Blake, Cassels & Graydon LLP
President and Director,	Linda Gilbert	Box 25, Commerce Court West
Envoy Capital Group	David Hull	Toronto, Canada M5L 1A9
Monaco S.A.M.
	COMPENSATION COMMITTEE	LEGAL COUNSEL (USA)
Linda Gilbert	David Hull (Chair)	Skadden, Arps, Slate, Meagher &
Consultant, Corporate	Linda Gilbert	Flom LLP
Reporting and Compliance	David Parkes	PO Box 258, Suite 1750
Toronto, Canada M5K 1J5
NOMINATING AND CORPORATE
David I. Hull (Chair)	GOVERNANCE COMMITTEE	INVESTOR RELATIONS
President, Hull Life Insurance
Agencies Inc.	Linda Gilbert (Chair)	E-mail: info@envoy.to
	David Hull	Additional information is
	David Parkes	available on our website
David Parkes		at www.envoy.to
President, David Parkes and	TRANSFER AGENT
Associates Inc.		STOCK TRADING INFORMATION
Computershare Trust Company
	of Canada	Toronto Stock Exchange: ECG
	100 University Avenue, 9th Floor	NASDAQ Stock Market: ECGI
Toronto, Canada M5J 2Y1